Liberator, Inc.

December 14, 2009

Mr. Russell Mancuso
Division of Corporation Finance
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:	Liberator Inc., f/k/a/ Remark Enterprises, Inc. Amendment No. 4 to Registration Statement on Form 10 Filed on: June 12, 2009 File No. 000-53514

Dear Mr. Mancuso:

By letter dated July 9, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission” provided Liberator, Inc. (the “Company”) with its comments on the Company’s Registration Statement on Form 10, originally filed on June 12, 2009.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Item 1. Business, page 2

2.	We reissue prior comment 5:

•
The first bullet of that comment requested that you provide us with a copy of the “non-binding letter of intent” with respect to the potential business opportunity mentioned in your response letter to us dated February 2, 2009.  However, you have not yet provided us with that letter of intent.  You have also not filed it as an exhibit, contrary to your response;

•
The second bullet of prior comment 5 was not limited to relationships between you, your affiliates and New Castle, as suggested by your response.  Rather, it also included relationships between  you, your affiliates and the target company; and

•
It remains unclear from your response to the third bullet the legal authority on which you relied to not file the letter of intent.  In this regard, please tell us the status of the acquisition at the time this registration statement became effective, and provide us your analysis of the requirements regarding the extent of the disclosure regarding One Up that should have been included in the registration statement at that time; cite with specificity all legal authority on which you rely.  In this regard, we note that the transaction appears to have been contemplated at the time of your January 2009 agreement with New Castle.

RESPONSE:	Please note that the Company filed a Form 8k regarding these transactions and filed Form 15-12g with the SEC on October 6, 2009 and therefore the comments set forth above are no longer applicable.

(b) Business of Issuer, page 3

3.	Please expand your response to prior comment 3 to tell us how you were introduced to One Up and the type of analysis of One Up undertaken before completing the business combination with One Up.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Item 1.A Risk Factors, page 4

4.
Please expand your response to prior comment 0 to tell us how an incorrect statement appeared in your audited financial statements.  Add any appropriate risk factors related to your internal controls.  Also, if your revisions in response to prior comment involved a change in your fiscal year, tell us why  you have not reported that change under the appropriate item of Form 8-K.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Security Ownership, page 11

5.
We note your response to prior comment 11.  Given that your affiliates did not make the filings pursuant to Section 16 within the time period mentioned in your letter, we reissue that comment.  Also, please tell us whether your current or former affiliates have engaged in any transactions reportable under Section 16.

RESPONSE:
As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.   As you are aware, and Liberator undertook a subsequent merger with Wes Consulting, Inc. and all Section 16 filings were undertaken pursuant to this merger.

Item 7. Certain Relationships and Related Transactions…, page 13

6.
We note your revisions in response to prior comment 16.  Please reconcile your disclosures here and on pages F-8 and F-14 regarding the amount of the capital contribution from your majority shareholder.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Item 15. Financial Statements and Exhibits, page 17

7.
Exhibit 10.1 is marked by an asterisk that indicates it was previously filed.  However, that exhibit has not yet been filed as an exhibit to this registration statement.  Please revise or advise.  If, instead, you intend to incorporate that exhibit by reference to another of your Exchange Act filings, please revise to make that clear and to identify that other filing.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Signatures, page 17

8.	We note your revisions in response to prior comment 17. However, the text on this page continues to be inconsistent with the signatures requirements of Form 10. Therefore, we reissue prior comment 17.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Exhibits

9.	Please ensure that the document that you filed as exhibit 10.2 is complete, including all attachments. For example, it appears to be missing Exhibit B.

RESPONSE:	As set forth above the Company filed Form 15-12g with the SEC on October 6, 2009 and therefore this comment is no longer applicable.

Current Report on Form 8-K filed July 2, 2009

10.	We will issue comments regarding your Form 8-K filed July 2, 2009 in a separate letter.

RESPONSE:
Please note that the Company will be responding to these comments on the Form 8-k. See also the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger. (SEC file number 333-141022)

* * * * * * *

     The Company respectfully submits that the foregoing responses are appropriately responsive to the Staff’s comments contained in the comment letter. In connection with the foregoing responses and per your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure herein and in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,
/s/ Ronald P. Scott
Ronald R. Scott
Chief Financial Officer (770) 246-6426

cc:	Louis S. Friedman, Chief Executive Officer
Gregg Jaclin, Esq., Anslow & Jaclin LLP